June 30, 2020

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn: Sonia Bednarowski

Re:	XP Inc.

Registration Statement on Form F-1 (File No. 333-239531)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of XP Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-239531) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30pm, Eastern Time, on July 1, 2020, or as soon as practicable thereafter. We hereby authorize Mathias von Bernuth or Filipe Areno of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the several underwriters, to modify or withdraw this letter orally.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 75 copies of the preliminary prospectus have been or will be sent to underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

as representatives of the several underwriters

[Signature Pages Follow]

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

By: /s/ Kristian Carneiro Orberg

Name: Kristian Carneiro Orberg

Title: Authorized Officer

By: /s/ Luiz Felipe Cordeiro

Name: Luiz Felipe Cordeiro

Title: Authorized Officer

[Signature Page to Acceleration Request Letter from the Underwriters]

Morgan Stanley & Co. LLC

By: /s/ Genevieve Kinney

Name: Genevieve Kinney

Title: Vice President

[Signature Page to Acceleration Request Letter from the Underwriters]

Goldman Sachs & Co. LLC

By: /s/ Facundo Vazquez

Name: Facundo Vazquez

Title: Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]

J.P. Morgan Securities LLC

By: /s/ Alice Takhtajan

Name: Alice Takhtajan

Title: Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]